UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ascena Retail Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-11736	30-0641353
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

933 MacArthur Boulevard, Mahwah, NJ	07430
(Address of principal executive offices)	(Zip code)

Duane D. Holloway	(551) 777-6751

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A.	Introduction

Ascena Retail Group, Inc. (“Ascena”) is a leading national specialty retailer offering clothing, shoes, and accessories for missy and plus-size women under the Ann Taylor, LOFT, Lou & Grey, Lane Bryant, Cacique, maurices, dressbarn, and Catherines brands, and for tween girls under the Justice brand. Ascena operates through its ecommerce operations and wholly owned subsidiaries approximately 4,900 stores throughout the United States, and Canada and Puerto Rico.

Ascena and its subsidiary brands (collectively, “Ascena” or the “Company”) contract to manufacture products that may contain tin, tantalum, tungsten and/or gold (collectively, “3TG metals” or “Conflict Minerals”), such as apparel, accessories, footwear, and jewelry. For the 2015 reporting period, no suppliers surveyed reported the presence of tantalum or tungsten. In certain instances, the 3TG metals are necessary to the functionality or production of the products the Company sells. In light of this, the Company is dedicated to tracing the origin of these metals to ensure our sourcing practices do not support conflict, armed groups1 or human rights abuses in the Democratic Republic of the Congo (“DRC”) or an adjoining country2 (together with the DRC, the “Covered Countries”).

B.	Conflict Minerals Disclosures

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Ascena has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. You can view this Form SD, together with the Conflict Minerals Report and our prior filings, at www.ascenaretail.com, under “for investors”, accessible through the “Investor Relations Menu”, under the “SEC” tab.

C.	Reasonable Country of Origin Inquiry Description

To implement its reasonable country of origin inquiry (“RCOI”), Ascena, on behalf of itself and its subsidiary brands, engaged their suppliers to collect information regarding the presence and sourcing of 3TG metals used in the products supplied to Ascena and its subsidiary brands. A comprehensive list of suppliers was compiled and then filtered to remove suppliers of branded products of which we have no influence over. The Company's in-scope product categories were private-label apparel, shoes and accessories. Third-party products that the Company retails but that it does not contract to manufacture are out of scope for purposes of its compliance with the Conflict Minerals Rule.

Information generally was collected and stored using an online platform, managed by a third party vendor. Certain of the actions described herein were performed by the service provider on Ascena’s behalf. For 2015, the businesses that we acquired as a result of our acquisition of ANN INC. during the year engaged in a separate RCOI and due diligence process. However, their processes were broadly consistent with those followed by Ascena as a whole and were intended for the same purpose.

1 The term “adjoining country” is defined in this Form SD as an armed group that is identified as a perpetrator of serious human rights abuses in the annual Country Reports on Human Rights Practices relating to the DRC or an adjoining country.

2The term “adjoining country” is defined in this Form SD as a country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

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Our RCOI was supported by the same management processes that supported our due diligence. Certain of these processes are discussed in the accompanying Conflict Minerals Report.

Supplier engagement followed these steps:

1)	Ascena provided to its third party service provider a list of all suppliers of finished products determined to be in scope based on Ascena’s influence over the manufacturing process and the potential use of 3TG metals.

2)	The RCOI process began with an annual introduction email sent from Ascena to all suppliers in scope of the reporting requirements. The request described the 3TG metals collection procedure requirements.
3)	Following the introduction email, the service provider, on behalf of Ascena, sent out initial requests for Conflict Minerals Reporting Templates (“CMRT”), via email campaigns requesting suppliers to submit CMRTs via the supplier portal or to the service provider directly.
a)	All email campaigns included access to the service provider’s supplier support center for applicable training materials.
4)	Suppliers were provided assistance with and information about Ascena’s 3TG metals inquiry, which included, but was not limited to, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information needed could be provided.
5)	At least two reminder emails were sent to each non-responsive supplier requesting 3TG metals information.
6)	Suppliers who remained non-responsive to email reminders were contacted via telephone to try and determine the reason for the delay and to provide further assistance for completing the request.
7)	Unresponsive suppliers were notified that noncompliance could result in penalties, up to and including termination of the business relationship in according with Ascena’s Conflict Mineral Policy.
8)	Where suppliers did not have information readily available, Ascena proposed the following solutions:
a)	Engage suppliers to work towards generating the necessary documentation.
b)	Work with suppliers to ensure they understood the information being requested.
9)	Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier contacts were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify smelters or refiners (“SORs”) for listed metals, and organizations that were identified as a SOR, but not verified as such through further analysis and research.
10)	An escalation process was initiated by Ascena for suppliers who continued to be non-responsive after the above contacts were made.
11)	A Corrective Action Plan was implemented with any supplier that was unable to provide valid smelter information. This process includes additional training and e-learning. If a supplier is not able to improve their reporting information after 6 months they may face termination.

D.	CMRT Quality Assurance

The service provider conducted a CMRT validity check upon a supplier’s submission into the system, and then followed-up with suppliers upon error notification. Additional supplier contacts were conducted to attempt to resolve the following:

1)	One or more SORs listed for an unused metal.
2)	SOR information was not provided for a used metal or SOR information provided was not a verified metal processor.
3)	Vendor answered “yes” to sourcing from a Covered Country but none of the SORs listed are known to source from one of those countries.

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4)	Vendor indicated that they have not received conflict minerals data for each metal from all relevant suppliers.
5)	Vendors indicated they have not identified all of the SORs used for the products included in the declaration scope.
6)	Vendor indicated they have not provided all applicable SOR information received.
7)	Vendor indicated 100% of the 3TG for products covered by the declaration originate from scrap/recycled sources but one or more SORs listed are not known to be exclusive recyclers.

E.	RCOI Results

A total of 781 suppliers were identified as potentially in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 85.8%. Of these responding suppliers, 4.7% indicated that one or more 3TG metals were present in, and were necessary to the functionality or production of at least one of the products they supply to Ascena or its subsidiary brands. Based on its RCOI, Ascena concluded that four of the SORs identified by the suppliers sourced solely from outside of the Covered Countries and/or from recycled or scrap sources. The foregoing determination was based on county of origin information made available by the Conflict-Free Sourcing Initiative to its members. An additional 12 SORs were identified that sourced in whole or in part from within the Covered Countries or that sourced from unknown sources.

Ascena’s analysis of its products revealed that small quantities of 3TG metal are present in some of its brands’ products. Most of the materials content are not 3TG metals.

F.	Due Diligence

As a result of its RCOI determination, Ascena was required to conduct due diligence. A description of the measures Ascena took to exercise due diligence on the source and chain of custody of the conflict minerals for which Ascena knew or had reason to believe were sourced from the Covered Countries, based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ascena Retail Group, Inc.

By:	/s/ Duane D. Holloway	May 27, 2016
	Duane D. Holloway	(Date)
Senior Vice President and General Counsel

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